EXHIBIT 4.6

COMPANY STOCK PURCHASE AGREEMENT

COMPANY STOCK PURCHASE AGREEMENT, dated as of November 7, 2005 (this “Agreement”), by and among MR. LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, a Nevada limited partnership, and PAXSON ENTERPRISES, INC., a Nevada corporation (collectively, the “Paxson Stockholders”) and PAXSON COMMUNICATIONS CORPORATION, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, this Agreement is being entered into contemporaneously with the execution by the Paxson Stockholders and NBC Palm Beach Investment II, Inc., a California corporation and wholly owned subsidiary of NBC Universal, Inc., a Delaware corporation (“NBCU”), of that certain Call Agreement (the “Call Agreement”);

WHEREAS, the Paxson Stockholders are the record and beneficial owners of 8,311,639 shares of Class B Common Stock (“Class B Common Stock”), par value $0.001 per share, of the Company and 15,455,062 shares of Class A Common Stock (“Class A Common Stock” and, together with Class B Common Stock, “Common Stock”), par value $0.001 per share, of the Company, representing all of the shares of Common Stock held and owned by the Paxson Stockholders; and

WHEREAS, in the event that NBCU or a Permitted Transferee (as defined in the Call Agreement) does not exercise its right under the Call Agreement, the Company agrees, on the terms and conditions set forth in this Agreement, to purchase the Shares from the Paxson Stockholders.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual agreements herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with, such Person, including the executive officers and directors of such Person. As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Agreement” has the meaning assigned to it in the Preamble.

“Business Day” means any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law or executive order to close.

“Call Agreement” has the meaning assigned to it in the recitals.

“Call Closing” has the meaning assigned to it in the Call Agreement.

“Call Right” has the meaning assigned to it in the Call Agreement.

“Class A Closing” has the meaning assigned to it in Section 2.3.

“Class B Closing” has the meaning assigned to it in Section 2.4.

“Class A Common Stock” has the meaning assigned to it in the recitals.

“Class B Common Stock” has the meaning assigned to it in the recitals.

“Class A Escrow Agent” means the designated escrow agent under the Class A Escrow Agreement.

“Class B Escrow Agent” means an escrow agent mutually acceptable to, and to be designated by, the Paxson Stockholders and the Company.

“Class A Escrow Agreement” means the Escrow Agreement to be entered into among NBCU, the Paxson Stockholders and the Class A Escrow Agent with respect to the Class A Common Stock.

“Class B Escrow Agreement” means the Escrow Agreement to be entered into among the Company, the Paxson Stockholders and the Class B Escrow Agent with respect to the Class B Common Stock.

“Class B Initial Payment” has the meaning assigned to it in Section 2.2(b).

“Communications Act” means the Communications Act of 1934, as amended (including, without limitation, the Cable Communications Policy Act of 1984 and the Cable Television Consumer Protection and Competition Act of 1992) and all rules and regulations of the FCC, in each case as from time to time in effect.

“Company” has the meaning assigned to it in the Preamble.

“Conflicting Provision” has the meaning assigned to it in Section 5.3.

“Effective Date” means the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission and any successor governmental entity performing functions similar to those performed by the Federal Communications Commission on the date hereof.

“FCC Application” means the application required to be filed in connection with the transfer of control of the Company’s television stations from PMC to the Company (including the Company’s purchase of the Class B Common Stock) pursuant to this Agreement.

“FCC Single Majority Stockholder” has the meaning assigned to it in the Stockholder Agreement.

“Governmental Authority” means the FCC and any other federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Investor Call Right Termination” has the meaning assigned to it in the Call Agreement.

“Lien” means any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any financing lease having substantially the same effect as any of the foregoing).

“Letter of Credit” means an Irrevocable Standby Letter of Credit established by the Company, issued by Citibank, N.A., for the benefit of the holders of the Class B Common Stock (“Beneficiaries”), permitting draw by the Beneficiaries upon unilateral notice to Citibank, N.A. certifying that payment is due under this Agreement, and payment has not been otherwise made by the Company.

“Master Agreement” means the Master Transaction Agreement, dated as of the date hereof, among the Company, the Paxson Stockholders, PMC, NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and NBCU, as from time to time amended, modified or supplemented.

“NBCU” has the meaning assigned to it in the recitals.

“Paxson Estate Planning Affiliates” means collectively (i) all limited partners of Second Crystal Diamond Limited Partnership, other than Lowell W. Paxson and Paxson Enterprises, Inc., and (ii) Marla J. Paxson, the children or other lineal descendants (whether adoptive or biological) of Lowell W. Paxson and any revocable or irrevocable inter vivos or testamentary trust (including any trustee of such trust in his or her capacity as trustee) or the probate estate (including any executor or executrix of such estate in his or her capacity as such) of any such individual, so long as one or more of the foregoing individuals is the principal beneficiary of such trust or probate estate, or any corporation, partnership, limited liability company or other entity in which any of the foregoing individuals has a controlling interest.

“Permitted Transferee” has the meaning assigned to it in Section 2.5(a) of the Call Agreement.

“Person” means an individual, corporation, unincorporated association, partnership, group (as defined in subsection 13(d)(3) of the Exchange Act), trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, any governmental entity or any other entity of whatever nature.

“PMC” means Paxson Management Corporation.

“Purchase Price” has the meaning assigned to it in Section 2.1(b).

“Remaining Class B Purchase Price” means $482,000.

“Restricted Period” has the meaning assigned to it in Section 2.5.

“Paxson Stockholders” has the meaning assigned to it in the Preamble.

“Shares” means the 8,311,639 shares of Class B Common Stock and 15,455,062 shares of Class A Common Stock owned by the Paxson Stockholders, and any shares of common stock of the Company or other securities that may be received by the Paxson Stockholders with respect to such Shares (x) as a result of a stock dividend or distribution on, stock split or reverse stock split of, or similar event with respect to Shares or (y) on account of Shares in a merger, consolidation, combination, reclassification, recapitalization or similar transaction involving the Company.

“Stockholder Agreement” means the Amended and Restated Stockholder Agreement, dated as of the date hereof, among the Company, NBCU and the Paxson Stockholders, as from time to time amended, modified or supplemented.

“Termination Date” means the date of termination of the Company’s obligations to purchase the Shares hereunder pursuant to Section 2.8.

“Transaction Agreements” has the meaning assigned to it in the Master Agreement.

“Transfer” means, with respect to the Shares, any direct or indirect sale, assignment, pledge, offer or other transfer or disposal of any interest in the Shares.

ARTICLE II

PURCHASE OBLIGATION

Section 2.1 Obligation to Purchase.

(a) The Letter of Credit shall be established within three (3) Business Days following the Effective Date.

(b) The aggregate purchase price, payable as provided herein, by or on behalf of the Company to the Paxson Stockholders (the “Purchase Price”) is $6,274,140.80, being the sum of (i) $2,410,375.30 which is the amount payable for the Class B Common Stock owned by the Paxson Stockholders (the “Class B Purchase Price) and (ii) $3,863,765.50 which is the amount payable for the Class A Common Stock owned by the Paxson Stockholders (the “Class A Purchase Price”). The Purchase Price for the Class B Common Stock and the Class A Common Stock specified in the previous sentence shall be equitably adjusted to reflect any conversions, reclassifications, reorganizations, stock dividends, stock splits, reverse splits and similar events which occur with respect to the Shares after the date hereof and on or prior to the Call Closing.

(c) Pursuant to the Class A Escrow Agreement, the Paxson Stockholders shall deposit shares representing the Class A Common Stock held by the Paxson Stockholders in escrow, duly endorsed in blank or accompanied by stock powers duly executed in blank, with all necessary stock transfer stamps affixed thereto, for disbursement as provided in the Class A Escrow Agreement. Pursuant to the Class A Escrow Agreement, an amount equal to the Class A Purchase Price shall be deposited by NBCU in escrow and shall be subject to disbursement as provided by the Class A Escrow Agreement. Upon an exercise of the Call Right (and in advance of the Call Closing) or an Investor Call Right Termination, an amount equal to the Class A Purchase Price shall be released to the Paxson Stockholders pursuant to the Class A Escrow Agreement.

Section 2.2 Initial Payment on Class B Common Stock.

(a) As soon as practicable after an Investor Call Right Termination, the Paxson Stockholders shall deposit in escrow with the Class B Escrow Agent certificates for the Class B Common Stock pursuant to the Class B Escrow Agreement to be entered into among the Company, the Paxson Stockholders and the Class B Escrow Agent. For so long as the shares of Class B Common Stock are held in an escrow, the Paxson Stockholders shall have the right to vote the shares of Class B Common Stock at any and all meetings of the stockholders of the Company without restriction.

(b) To effect the Company’s purchase of the shares of Class B Common Stock owned by the Paxson Stockholders, within five (5) Business Days after any Investor Call Right Termination (and without regard to the filing of the FCC Application), the Paxson Stockholders may, without notice or demand to, or other participation by, the Company, draw down against the Letter of Credit the amount of $1,928,375.30 (the “Class B Initial Payment”) by presentment of a draft in accordance therewith in such amount, which shall be paid as required by the Letter of Credit. Anything in this Agreement expressly or implicitly to the contrary notwithstanding, under no circumstances shall the Class B Initial Payment be recallable or refundable, whether or not there is a Class B Closing.

(c) Concurrently with (but in no event later than 10 Business Days after) the Investor Call Right Termination, the parties shall cause to be filed the FCC Application. The FCC Application may not include requests for any waivers of the FCC’s rules other than requests to continue existing waivers pursuant to the FCC’s “satellite” station policy. If the Paxson Stockholders determine that the pre-merger notification and waiting period requirements of the HSR Act apply with respect to the Transfer to the Company of the Class B Common Stock owned by the Paxson Stockholders and to the transfer of control of the Company’s television stations from PMC to the Company pursuant to this Agreement, the Paxson Stockholders and the Company shall make the necessary respective filings, each cooperating with the other, as promptly as practicable following the Investor Call Right Termination.

Section 2.3 Class A Common Stock Purchase and Closing.

(a) The closing of the purchase by the Company of the Class A Common Stock owned by the Paxson Stockholders (the “Class A Closing”) shall occur immediately following an Investor Call Right Termination.

(b) As soon as practicable after Investor Call Right Termination, but subject to the terms of the Class A Escrow Agreement, the Paxson Stockholders shall notify the Class A Escrow Agent as provided in the Class A Escrow Agreement to release to the Company the  shares of the Class A Common Stock by providing a notice to the Class A Escrow Agent in the form of Exhibit A hereto. The Class A Common Stock shall be delivered to the Company at the Class A Closing free and clear of all Liens endorsed in blank with necessary transfer stamps. Upon receipt of the certificates the Company shall be deemed, without affirmative act or acknowledgement, and without the right to refuse or to impose any further conditions, to have purchased the shares of Class A Common Stock owned by the Paxson Stockholders.

Section 2.4 Class B Common Stock Purchase and Closing.

(a) The closing of the purchase of the Class B Common Stock owned by the Paxson Stockholders (the “Class B Closing”) shall occur following an Investor Call Right Termination and upon grant of the FCC Application (in the event of an Investor Call Right Termination).

(b) At the Class B Closing (A) the Paxson Stockholders shall present a draft in accordance with the Letter of Credit requesting payment of the Remaining Class B Purchase Price, and upon receipt of the Remaining Class B Purchase Price and (B) the Paxson Stockholders shall provide a notice to the Class B Escrow Agent in the form of Exhibit B hereto to deliver to the Company certificates representing all of the shares of Class B Common Stock owned by the Paxson Stockholders. The Class B Common Stock shall be delivered to the Company at the Class B Closing, free and clear of all Liens duly endorsed in blank or accompanied by stock powers duly executed in blank, with all necessary stock transfer stamps affixed thereto. Upon endorsement and delivery of the certificates to the Company as required above, the Company shall be deemed, without affirmative act or acknowledgement, and without the right to refuse or to impose any further conditions, to have purchased the shares of Class B Common Stock owned by the Paxson Stockholders.

Section 2.5 Limitation on Transfer of the Shares by the Paxson Stockholders. From the date hereof until the earlier of (a) the purchase of the Common Stock pursuant to the Call Agreement, (b) the Class A Closing and Class B Closing having occurred, and (c) the Termination Date (the “Restricted Period”), the Paxson Stockholders shall not Transfer any of the Shares; provided, however, that the Paxson Stockholders may Transfer, the Shares to one or more Paxson Estate Planning Affiliates so long as following such Transfer, the Paxson Stockholders or a Paxson Estate Planning Affiliate remains the FCC Single Majority Shareholder of the Company under applicable FCC rules and each Paxson Estate Planning Affiliate to whom any of the Shares is Transferred by a Paxson Stockholder agrees in writing to be bound by the Transaction Agreements to which such Transferring Paxson Stockholder is a party in its capacity as a Paxson Stockholder.

Section 2.6 Conversion of Shares. During the Restricted Period, the Paxson Stockholders shall not convert any of the Shares into any other security of the Company.

Section 2.7 Legends. The Paxson Stockholders agree to the imprinting, for so long as appropriate, of substantially the following legends on certificates representing any of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF AN AMENDED AND RESTATED STOCKHOLDER AGREEMENT, DATED AS OF NOVEMBER 7, 2005, AMONG PAXSON COMMUNICATIONS CORPORATION, LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, PAXSON ENTERPRISES, INC. AND NBC UNIVERSAL, INC.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A CALL AGREEMENT DATED AS OF NOVEMBER 7, 2005, AMONG MR. LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, PAXSON ENTERPRISES, INC. AND NBCU PALM BEACH INVESTMENT II, INC.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A COMPANY STOCK PURCHASE AGREEMENT DATED AS OF NOVEMBER 7, 2005, AMONG MR. LOWELL W. PAXSON, SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP, PAXSON ENTERPRISES, INC. AND PAXSON COMMUNICATIONS CORPORATION.

Section 2.8 Termination. All obligations of the Company to purchase Shares hereunder shall, with no liability on its part whatsoever, terminate upon the lapse of two years after the Investor Call Right Termination if the Class B Closing has not occurred; provided that nothing in this Section 2.8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Paxson Stockholders. Each Paxson Stockholder represents and warrants to the Company as follows:

(a) Existence; Compliance with Law. Each of the Paxson Stockholders that is an individual has full legal right and capacity to execute and deliver this Agreement and each of the Paxson Stockholders that is not an individual is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and each of the Paxson Stockholders has all necessary power and authority to enter into this Agreement, to carry out its obligations and to consummate the transactions contemplated hereby. The execution and delivery by each Paxson Stockholder of this Agreement, the performance by each Paxson Stockholder of its obligations hereunder and the consummation by each Paxson Stockholder of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each Paxson Stockholder and its stockholders or partners, as the case may be. This Agreement has been duly executed and delivered by each Paxson Stockholder, and (assuming due authorization, execution and delivery by the other parties) this Agreement constitutes legal, valid and binding obligations of each Paxson Stockholder, enforceable against each Paxson Stockholder in accordance with its terms.

(b) Authorization; Enforceable Obligations. Assuming that all consents, approvals, authorizations and other actions described in Section 4.3 have been obtained, all filings and notifications listed in Schedule 3.1(b) have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to the Company, the execution, delivery and performance of this Agreement does not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or by laws (or similar organizational documents) of such Paxson Stockholder that is a corporate entity, (ii) conflict with or violate any law or Governmental Order applicable to such Paxson Stockholder or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Paxson Stockholder or any of its subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not materially and adversely affect the ability of such Paxson Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(c) Ownership. Each of the Paxson Stockholders owns the Shares set forth opposite his or its name on Schedule 3.1(c) attached hereto, free and clear of all Liens. Upon Closing as provided herein, the Company shall acquire good title to the Shares delivered by such Paxson Stockholder, free and clear of all Liens. Such Paxson Stockholder is not a party to, and has no knowledge of, any voting trust, proxy or any other agreement or understanding with respect to the Shares other than as created by the Transaction Agreements. Upon delivery of and payment for the shares at the Closing as provided herein, the Company shall own all of the outstanding shares of Class B Common Stock owned by the Paxson Stockholders.

Section 3.2 Survival of Representations and Warranties. All representations and warranties made herein shall survive for a period of three years after the termination of this Agreement.

ARTICLE IV

OTHER AGREEMENTS

Section 4.1 Inconsistent Actions. Once the FCC Application or other request for action by any Governmental Authority has been filed, neither the Company nor any Paxson Stockholder shall take any action that could reasonably be expected to delay or hinder the grant of the FCC Application.

Section 4.2 Tax Treatment. The parties agree that the Paxson Stockholders may treat the transactions contemplated hereby for federal, state and local tax purposes as a sale of the Shares by the Paxson Stockholders as of the Effective Date.

Section 4.3 Regulatory Approvals. The Paxson Stockholders and the Company shall cooperate in pursuing any required consent, approval, authorization or other order of, action by, or any required filing with or notification to, any Governmental Authority or other third party, necessary to effect the Class A Closing and/or the Class B Closing, including (A) the expiration or termination of any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Class A Common Stock or the Class B Common Stock, and (B) required approval by the FCC of the purchase of the Class B Common Stock and the transfer of control of the Company’s then television stations from PMC to the Company pursuant to Section 310(d) of the Communications Act. The Paxson Stockholders will cause PMC to comply with the obligations set forth in this Section to the extent applicable to PMC. Each of the parties hereto will take all reasonable steps within its control (including providing information to the FCC) to obtain any required consents or approvals as promptly as practicable.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by overnight courier as follows:

(a) If to the Company, to:

Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, Florida 33401
Tel: 561-659-4122
Fax: 561-665-9424

with a copy to:

Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Attention: David L. Perry
Tel: 561-650-8314
Fax: 561-650-8399

and

Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W., Suite 800
Washington, DC 20036
Attention: John R. Feore, Jr.
Tel: 202-776-2000
Fax: 202-776-2222

(b) If to the Paxson Stockholders, to:

Lowell W. Paxson
529 South Flagler Drive, 26H
West Palm Beach, Florida 33401
Tel: 561-835-8080
Fax: 561-832-5656

with a copy to:

Wiley, Rein & Fielding LLP
1776 K Street NW
Washington, DC 20006
Attention: Fred Fielding
Tel: 202-719-7000
Fax: 202-719-7049

or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

Section 5.2 Entire Agreement; Amendment. The Transaction Agreements and the documents described therein or attached or delivered pursuant thereto set forth the entire agreement between the parties thereto with respect to the transactions contemplated by such agreements. Any provision of this Agreement may be amended or modified in whole or in part at any time only by an agreement in writing signed by all of the parties. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

Section 5.3 Provisions Severable. If one or more provisions of this Agreement or the application thereof to any Person or circumstances is determined by a court or agency of competent jurisdiction to violate any law or regulation, including, without limitation, any rule or policy of the FCC, or to be invalid, void or unenforceable to any extent (a “Conflicting Provision”), the Conflicting Provision shall have no further force or effect, but the remainder of this Agreement and the application of the Conflicting Provision to other Persons or circumstances or in jurisdictions other than that as to which it has been held invalid or unenforceable shall not be affected thereby and shall be enforced to the greatest extent permitted by law, so long as any such violation, invalidity or unenforceability does not change the basic economic or legal positions of the parties. In such event, the parties shall negotiate in good faith such changes in other terms as shall be practicable in order to restore the parties to effect the original intent of the parties.

Section 5.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

Section 5.5 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and performed within such state, and each party hereby submits to the jurisdiction of the Delaware Chancery Court. In the event the Delaware Chancery Court does not have jurisdiction over any dispute arising out of this Agreement, each party hereby submits to the jurisdiction of the United States District Court for the Southern District of New York, provided that in the event such court does not have jurisdiction over any dispute arising out of this Agreement, each party hereby submits to the jurisdiction of the Supreme Court of the State of New York, New York County. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

Section 5.6 Successors and Assigns; Third Party Beneficiaries. The Paxson Stockholders may not assign any of their rights or delegate any of their duties under this Agreement without the prior written consent of the Company, provided that the Paxson Stockholders may assign their rights and delegate their duties to a Paxson Estate Planning Affiliate in connection with any Transfer in accordance with Section 2.5 of this Agreement (in which event such applications as may be required shall be filed with the FCC for consent to the transfer of control of the station licenses held by subsidiaries of the Company) but no such assignment or delegation shall relieve such Paxson Stockholder of any of its obligations hereunder. The Company may not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the Paxson Stockholders. Any purported assignment in violation of this Section 5.6 shall be null and void. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person, other than the parties hereto and their respective successors and permitted assignees, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assignees, and for the benefit of no other Person.

Section 5.7 Remedies. No right, power or remedy conferred upon any party in this Agreement shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Agreement or now or hereafter available at law or in equity or by statute or otherwise. No course of dealing among the Company and the Paxson Stockholders and no delay in exercising any right, power or remedy conferred in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

Section 5.8 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

Section 5.9 Headings. The section headings, captions and table of contents contained in this Agreement are for reference purposes only, are not part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized representative all as of the date first above stated.

SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP
By: Paxson Enterprises, Inc., its general partner

By: /s/ Lowell W. Paxson

Name: Lowell W. Paxson
Title: President

PAXSON ENTERPRISES, INC.

By: /s/ Lowell W. Paxson

Name: Lowell W. Paxson
Title: President

PAXSON COMMUNICATIONS CORPORATION

By: /s/ Dean M. Goodman

Name: Dean M. Goodman
Title: President and Chief Operating Officer

/s/ Lowell W. Paxson

Lowell W. Paxson

SCHEDULE 3.1(b)

GOVERNMENTAL CONSENTS

A. The following documents are required to be filed with the FCC pursuant to Section 73.3613 of the FCC’s rules:

1.	Master Transaction Agreement

2.	Series B Certificate of Designation

3.	Call Agreement

4.	PCC Stock Purchase Agreement

5.	PMC Management Agreement

6.	Resignation Agreement

7.	Paxson Noncompete Agreement

8.	Affiliation Agreement

9.	Settlement Agreement

10.	Amended and Restated Investment Agreement

11.	Stockholder Agreement

12.	Registration Rights Agreement Amendment

B. PCC will make all required filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

C. The following documents are required to be filed with the Secretary of State of the State of Delaware:

1.	Series B Certificate of Designation

2.	Certificate of Amendment relating to the increase in the authorized number of shares of Common Stock

SCHEDULE 3.1(c)

CAPITALIZATION TABLE OF SHARES

	Number of Shares of	Number of Shares of
	Class A Common	Class B Common
Paxson Stockholder	Stock	Stock
Lowell W. Paxson	100	0
Second Crystal Diamond Limited Partnership	14,695,725	7,487,401
Paxson Enterprises, Inc.	759,237	824,238
Total	15,455,062	8,311,639

EXHIBIT A

NOTICE TO ESCROW AGENT

REGARDING CLASS A COMMON STOCK

From: To: Date: Re:	Lowell W. Paxson Bank, Escrow Agent , 2005 Release of Class A Common Stock

Ladies & Gentlemen:

You are hereby authorized to release to Paxson Communications Corporation (“Paxson”) all shares of Paxson’s Class A Common Stock currently held by your bank in escrow pursuant to the Escrow Agreement dated as of November 7, 2005, among Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc., Escrow Agent and NBC Universal, Inc.

Lowell W. Paxson

EXHIBIT B

NOTICE TO ESCROW AGENT

REGARDING CLASS B COMMON STOCK

From: To: Date: Re:	Lowell W. Paxson Bank, Escrow Agent , 2005 Release of Class B Common Stock

Ladies & Gentlemen:

You are hereby authorized to release to Paxson Communications Corporation (“Paxson”) all shares of Paxson’s Class B Common Stock currently held by your bank in escrow pursuant to the Escrow Agreement dated as of November 7, 2005, among Paxson Communications Corporation, Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and Escrow Agent.

Lowell W. Paxson